FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 7, 2006

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX TO EXHIBITS

Item

1.	ABN AMRO to sell its private banking activities in Monaco to CMB, 6 November 2006

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this report are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

2

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: November 7, 2006	By:	/s/ Willem Nagtglas-Versteeg

		Name:	Willem Nagtglas-Versteeg
		Title:	Secretary to the Managing Board

	By:	/s/ Richard Bruens

		Name:	Richard Bruens
		Title:	Head of Investor Relations

Amsterdam, 6 November 2006

ABN AMRO to sell its private banking activities in Monaco to CMB

ABN AMRO Private Banking and Compagnie Monégasque de Banque (CMB) have reached an agreement in principle regarding the sale of the private banking activities of ABN AMRO in Monaco to CMB, a subsidiary of Mediobanca from Italy. The transaction is expected to close in December 2006.

The sale of the private banking activities in Monaco fits within the strategy of ABN AMRO Private Banking to focus further on optimizing the global private banking network within ABN AMRO. Divesting our activities in Monaco will allow the bank to focus on growth in other markets within its global private banking network to enhance the efficiency of that network. ABN AMRO Private Banking has been present in Monaco since 1990. The total number of employees is 24.

CMB, a subsidiary of Mediobanca, started its activities in Monaco in 1976. CMB has three branches and 140 employees in Monaco.

ABN AMRO’s Business Unit Private Clients provides private banking services to wealthy individuals and families with a strong focus on building strong customer relationships. ABN AMRO is a leading player in private banking in the Netherlands and France, and has strong positions in Luxembourg, Switzerland and Germany. Present in 23 countries and territories, ABN AMRO Private Clients has more than 3,000 employees to serve its clients globally. ABN AMRO is well positioned to allow its clients to tap into ABN AMRO’s global expertise and resources from around the world. ABN AMRO is among the top 10 providers of private banking services.

Press contacts: +31-20-6288900

Press contact CMB: +377 93 15 77 13

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245